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                         January 18, 2023

       Brian F. Coleman
       Chairman and Chief Executive Officer
       Hudson Technologies, Inc.
       300 Tice Boulevard, Suite 290
       Woodcliff Lake, NJ 07677

                                                        Re: Hudson
Technologies, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 13,
2023
                                                            File No. 333-269221

       Dear Brian F. Coleman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kate
Beukenkamp at 202-551-3861 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Trade & Services
       cc:                                              Michael Grundei